UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Blueknight Energy Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

09625U109
(CUSIP Number)

Solus Alternative Asset Management LP
430 Park Avenue, 9th Floor
New York, New York 10022
Attention:	Colette Klisivitch,
Chief Compliance Officer

With a copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, NY 10016
Attention: Patrick D. Sweeney, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09625U109

1.	Name of Reporting Persons: Solus Alternative Asset Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,570,000 (1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,570,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

14.	Type of Reporting Person (See Instructions): IA

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.

(2) Based upon a total of 21,727,724 common units outstanding as of November 5, 2010 as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.

CUSIP No. 09625U109

15.	Name of Reporting Persons: Solus GP LLC

16.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

17.	SEC Use Only

18.	Source of Funds: AF

19.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

20.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	21)	Sole Voting Power: 0

	22)	Shared Voting Power: 1,570,000 (1)

	23)	Sole Dispositive Power: 0

	24)	Shared Dispositive Power: 1,570,000 (1)

25.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

26.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

27.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

28.	Type of Reporting Person (See Instructions): OO

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.  Solus GP LLC, as the general partner of Solus may also be deemed the beneficial owner of such Common Units.

(2) Based upon a total of 21,727,724 common units outstanding as of November 5, 2010 as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.

CUSIP No. 09625U109

29.	Name of Reporting Persons: Christopher Pucillo

30.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

31.	SEC Use Only

32.	Source of Funds: AF

33.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

34.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With	35)	Sole Voting Power: 0

	36)	Shared Voting Power: 1,570,000 (1)

	37)	Sole Dispositive Power: 0

	38)	Shared Dispositive Power: 1,570,000 (1)

39.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

40.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

41.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

42.	Type of Reporting Person (See Instructions): IN

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.  Solus GP LLC (“Solus GP”), as the general partner of Solus, and Christopher Pucillo, as the managing member of Solus GP may also each be deemed the beneficial owner of such Common Units.

(2) Based upon a total of 21,727,724 common units outstanding as of November 5, 2010 as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.

This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2011 by Solus Alternative Asset Management LP (“Solus”) a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC”), Solus GP LLC (“Solus GP”), a Delaware limited liability company, which serves as the general partner to Solus, and Christopher Pucillo (“Pucillo”, and together with Solus and Solus GP, the “Reporting Persons”), the managing member of Solus GP, relating to the Common Units of Blueknight Energy Partners, L.P. (the “Issuer”).  Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following after the second paragraph thereof:

On January 18, 2011, the Reporting Persons received a written response to the Letter from James C. Dyer, IV, the Chief Executive Officer of the General Partner (the “Issuer’s Response Letter”).  In the Issuer’s Response Letter, Mr. Dyer provided some background regarding the Global Transaction Agreement and also indicated that modifications to the Phase II Transactions were under consideration. A copy of the Issuer’s Response Letter is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

On January 19, 2011, the Reporting Persons sent a written response to the Issuer’s Response Letter (the “Second Letter”),  among other things, emphasizing the need for consultation with the Issuer’s major investors prior to further implementation of the Global Transaction Agreement or modifications thereto.  A copy of the Second Letter is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Item 4 of the Schedule 13D is hereby further amended by deleting the third paragraph thereof in its entirety and replacing it with the following:

The Reporting Persons intend to have further discussions and other communications with the General Partner’s management and members of its Board of Directors (the “Board of Directors”) regarding the subject matter of the Letter, the Issuer’s Response Letter and the Second Letter.  The Reporting Persons are also willing to have discussions with the Conflicts Committee of the Board of Directors (the “Conflicts Committee”) and may also communicate with other unitholders of the Issuer.  In the course of such discussions with the General Partner’s management, its Board of Directors, the Conflicts Committee and other unitholders of the Issuer, the Reporting Persons may learn of, identify or suggest actions that could result in, among other things:  (a) the acquisition by the Reporting Persons of additional Common Units or other securities of the Issuer, or the disposition of Common Units or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board of Directors or management of the General Partner; (e) a material change in the present financial arrangements, capitalization, dividend or distribution policy of the Issuer; (f) any other material change in the Issuer’s business or structure; (g) changes in the Issuer’s certificate of limited partnership or agreement of limited partnership or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.  Notwithstanding the foregoing (and except to the extent that the foregoing may itself be deemed to be such a plan or proposal), the Reporting Persons currently have no plans and have made no proposals that relate to or would result in any of the actions specified in clause (a) through (j) above.

Item 7.  Material to Be Filed as Exhibits

Exhibit No	Description
99.1
Joint Filing Agreement, dated as of January 12, 2011, by and among Solus Alternative Asset Management LP, Solus GP LLC and Christopher Pucillo (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on January 12, 2011 by the Reporting Persons with the SEC)

99.2
Letter to Blueknight Energy Partners, L.P., dated January 12, 2011 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on January 12, 2011 by the Reporting Persons with the SEC)

99.3
Letter to Solus Alternative Asset Management LP, dated January 18, 2011 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on January 18, 2011 by the Issuer with the SEC)

99.4	Letter to Blueknight Energy Partners, L.P., dated January 19, 2011 (furnished herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admissions by such persons that they are the beneficial owners of such securities.

Dated:  January 19, 2011

SOLUS ALTERNATIVE ASSET MANAGEMENT LP

By:	SOLUS GP LLC

/s/ Christopher Pucillo
Christopher Pucillo
Managing Member

SOLUS GP LLC

/s/ Christopher Pucillo
Christopher Pucillo
Managing Member

/s/ Christopher Pucillo
CHRISTOPHER PUCILLO